Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel 011 294 9106
Fax 011 295 9106
Website www.nedcor.co.za


NEDCOR

15 December 2003


03045253

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549-0302
United States of America

Dear Sir

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant To Rule 12g3-(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement released on the JSE Securities Exchange stock exchange news service (SENS), relating to the appointment of Tom Boardman as Chief Executive of Nedcor Limited.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc. Stephen I. Sillier


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Nedcor - Appointment Of Tom Boardman As Chief Executive

Release Date: 08/12/2003 15:22:00 Code(s): NED

NEDCOR - APPOINTMENT OF TOM BOARDMAN AS CHIEF EXECUTIVE
NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
NEDCOR - APPOINTMENT OF TOM BOARDMAN AS CHIEF EXECUTIVE
The Board of Nedcor Limited (Nedcor) announces that Chief Executive designate Tom Boardman will take full responsibility as Chief Executive (CE) with effect from today, 8 December 2003. He succeeds Richard Laubscher who officially steps down as CE and retires from the group today. Richard also resigns as a director from today.
On 15 September 2003 the chairman of Nedcor, Chris Liebenberg, advised that Richard Laubscher had decided to stand down as CE and as a director of the group. Richard agreed to remain with the group until a suitable replacement had been appointed and to ensure that a smooth handover occurred.
On 14 October 2003 the board announced the appointment of Tom Boardman as CE designate to take over from Richard on 1 January 2004.
Chris Liebenberg, Richard Laubscher and Tom Boardman are satisfied that the CE responsibilities can be handed over earlier and accordingly wish to formally announce that Tom will take over as CE of Nedcor with effect from today.
In recognition of Richard Laubscher"s contribution over 32 years, the last 10 as CE, to the group, the board of Nedcor has exercised its discretion in authorising a payment of R1,57 million to him. In terms of his retirement from the group, he will be able to exercise his outstanding share options for a period of 18 months. He has 425 500 options at strike prices ranging from 2 650 cents per share to 13 100 cents per share, with an average price of 9 383 cents per share.
For further information:
Investor Relations
Don Bowden (Tier 1 Investor Relations)
+27 (0)82 555 8721 / +27 (0)21 702 3102
Sandton
8 December 2003
Date: 08/12/2003 03:22:03 PM Produced by the JSE SENS Department